UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)*

                         Equity Corporation International

                                 (Name of Issuer)

           Common Stock, par value $.01 per share, including preferred share purchase rights associated with the Common Stock

                          (Title of Class of Securities)

                                   294644 10 9
                        __________________________________
                                  (CUSIP Number)

               James M. Shelger, Service Corporation International,
                     1929 Allen Parkway, Houston, Texas 77019

             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                December 13, 1996
                        __________________________________
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   SCHEDULE 13D

         CUSIP NO. 294644 10 9                        PAGE 2 OF 11 PAGES



          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Investment Capital Corporation

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) /X/

          3   SEC USE ONLY



          4   SOURCE OF FUNDS*

              OO

          5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /



          6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America, State of Texas


                                    7    SOLE VOTING POWER

                 NUMBER OF               7,535,246

                  SHARES
                                    8    SHARED VOTING POWER
               BENEFICIALLY
                                         459,501
                 OWNED BY

                   EACH             9    SOLE DISPOSITIVE POWER

                 REPORTING               7,535,246

                  PERSON
                                    10   SHARED DISPOSITIVE POWER
                   WITH
                                         459,501

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              7,994,747

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /



         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              41.6%


         14   TYPE OF REPORTING PERSON*

              CO





                       *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE
                                   ATTESTATION.


                                   SCHEDULE 13D

         CUSIP NO. 294644 10 9                        PAGE 3 OF 11 PAGES



          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              SCI Capital Corporation

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) /X/

          3   SEC USE ONLY



          4   SOURCE OF FUNDS*

              OO

          5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /



          6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America, State of Delaware


                                    7    SOLE VOTING POWER

                 NUMBER OF               7,535,246

                  SHARES
                                    8    SHARED VOTING POWER
               BENEFICIALLY
                                         459,501
                 OWNED BY

                   EACH             9    SOLE DISPOSITIVE POWER

                 REPORTING               7,535,246

                  PERSON
                                    10   SHARED DISPOSITIVE POWER
                   WITH
                                         459,501

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              7,994,747

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /



         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              41.6%


         14   TYPE OF REPORTING PERSON*

              CO





                       *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE
                                   ATTESTATION.


                                   SCHEDULE 13D

         CUSIP NO. 294644 10 9                        PAGE 4 OF 11 PAGES



          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              SCI Special, Inc.

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) /X/

          3   SEC USE ONLY



          4   SOURCE OF FUNDS*

              OO

          5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /



          6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America, State of Delaware


                                    7    SOLE VOTING POWER

                 NUMBER OF               7,535,246

                  SHARES
                                    8    SHARED VOTING POWER
               BENEFICIALLY
                                         459,501
                 OWNED BY

                   EACH             9    SOLE DISPOSITIVE POWER

                 REPORTING               7,535,246

                  PERSON
                                    10   SHARED DISPOSITIVE POWER
                   WITH
                                         459,501

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              7,994,747

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /



         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              41.6%


         14   TYPE OF REPORTING PERSON*

              CO





                       *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE
                                   ATTESTATION.


                                   SCHEDULE 13D

         CUSIP NO. 294644 10 9                        PAGE 5 OF 11 PAGES



          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Service Corporation International

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
                                                                 (b) /X/

          3   SEC USE ONLY



          4   SOURCE OF FUNDS*

              OO

          5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /



          6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America, State of Delaware


                                    7    SOLE VOTING POWER

                 NUMBER OF               7,535,246

                  SHARES
                                    8    SHARED VOTING POWER
               BENEFICIALLY
                                         459,501
                 OWNED BY

                   EACH             9    SOLE DISPOSITIVE POWER

                 REPORTING               7,535,246

                  PERSON
                                    10   SHARED DISPOSITIVE POWER
                   WITH
                                         459,501

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              7,994,747

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
                                                                    /  /


         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              41.6%


         14   TYPE OF REPORTING PERSON*

              CO





                       *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE
                                   ATTESTATION.


         ITEM 1.   SECURITY AND ISSUER

                   The Schedule 13D (together with Amendments No. 1 and 2 thereto, the "Schedule 13D") filed with the United States Securities and Exchange Commission by Investment Capital Corpo-ration ("ICC"), SCI Capital Corporation ("SCI Capital"), SCI Special, Inc. ("SCI Special") and Service Corporation Interna-tional ("SCI") with respect to the common stock, par value $.01 per share, including preferred share purchase rights associated with the common stock (the "Common Stock"), of Equity Corpora-tion International, a Delaware corporation (the "Issuer") is hereby amended to furnish the information set forth herein.
         All capitalized terms contained herein shall have the same meanings ascribed to such terms in the Schedule 13D.

         ITEM 2.   IDENTITY AND BACKGROUND

                   Item 2 is amended to add the following paragraph:

                   The names, business addresses, principal occupations and citizenship of the executive officers and directors of ICC as of December 17, 1996 as well as the name, principal business and address of the corporation or organization in which such occupation is conducted, are set forth in Schedule 1-B hereto, which is incorporated herein by reference.


         ITEM 4.   PURPOSE OF TRANSACTION

                   Item 4 is amended to add the following paragraph:

                   On December 13, 1996 the Issuer filed with the United States Securities Commission a registration statement on Form S-3 registering, among other things, the sale of all or a por-tion of the Common Stock owned by the reporting persons. The Issuer also issued the press release filed herewith as Exhibit B.

         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

                   Exhibit A   Agreement Regarding Joint Filing of
                               Schedule 13D
                   Exhibit B   Press Release Issued by Equity Corpora-
                               tion International on December 16, 1996








                                Page 6 of 11 Pages


                                    SIGNATURE

                   After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


         December 17, 1996             INVESTMENT CAPITAL CORPORATION



                                       By:   /s/  John H. Lohman, Jr.
                                          Name:   John H. Lohman, Jr.
                                          Title:  Treasurer


                                       SCI CAPITAL CORPORATION



                                       By:   /s/  John H. Lohman, Jr.
                                          Name:   John H. Lohman, Jr.
                                          Title:  Treasurer


                                       SCI SPECIAL, INC.



                                       By:   /s/  John H. Lohman, Jr.
                                          Name:   John H. Lohman, Jr.
                                          Title:  Treasurer


                                       SERVICE CORPORATION INTERNATIONAL



                                       By:   /s/  James M. Shelger
                                          Name:   James M. Shelger
                                          Title:  Senior Vice President,
                                                  General Counsel and
                                                  Secretary








                                Page 7 of 11 Pages



                                    EXHIBIT A



                 AGREEMENT REGARDING JOINT FILING OF SCHEDULE 13D

                   This will evidence our agreement, in accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, that the attached amendment to statement on
         Schedule 13D is filed on behalf of the undersigned.


         December 17, 1996             INVESTMENT CAPITAL CORPORATION



                                       By:   /s/  John H. Lohman, Jr.
                                          Name:   John H. Lohman, Jr.
                                          Title:  Treasurer


                                       SCI CAPITAL CORPORATION



                                       By:   /s/  John H. Lohman, Jr.
                                          Name:   John H. Lohman, Jr.
                                          Title:  Treasurer


                                       SCI SPECIAL, INC.



                                       By:   /s/  John H. Lohman, Jr.
                                          Name:   John H. Lohman, Jr.
                                          Title:  Treasurer


                                       SERVICE CORPORATION INTERNATIONAL



                                       By:    /s/  James M. Shelger
                                          Name:   James M. Shelger
                                          Title:  Senior Vice President,
                                                  General Counsel and
                                                  Secretary



                                Page 8 of 11 Pages



                                    EXHIBIT B



         FOR:      EQUITY CORPORATION INTERNATIONAL

         FROM:     L.B. Stauffer            Lore Crogham, Media Consultant
                   Porter, LeVay & Rose,    Porter, LeVay & Rose, Inc.
                   Inc.

         COMPANY:  W. Cardon Gerner
         CONTACT:  (409) 631-8703


                                            FOR IMMEDIATE RELEASE


                         ECI FILES REGISTRATION STATEMENT

                   LUFKIN, TX, Dec. 16 -- Equity Corporation Interna-tional (NASDAQ, NM: ECII), (the "Company") filed a Registration Statement with the Securities and Exchange Commission on Friday, Dec. 13, 1996 in connection with the offering by Ser-vice Corporation International (SCI), a stockholder of the Com-pany, of an aggregate of 7,994,747 shares of the Company's Com-mon Stock. The Registration Statement also covers 1,199,212 shares of Common Stock that may be issued by the Company upon the exercise of an over-allotment option granted by the Company to the underwriters of the offering.

                   Merrill Lynch & Co., The Chicago Corporation, J.P. Morgan & Co. and Raymond James & Associates, Inc. will serve as the managing underwriters of the offering.

                   It is currently anticipated that the proposed sale to the public will commence in January 1997. At such time, writ-ten prospectuses relating to the offering may be obtained from the representatives of the underwriters or the Company by con-tacting the Chief Financial Officer of Equity Corporation International, 415 South First Street, Suite 210, Lufkin, Texas 75901.










                                Page 9 of 11 Pages


                   A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the regis-tration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlaw-ful prior to registration or qualification under the securities laws of any such State.



                                      ######

         1996




































                               Page 10 of 11 Pages



                                   Schedule 1-B

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF
                          INVESTMENT CAPITAL CORPORATION

                   Listed below are the directors and executive officers of Investment Capital Corporation. Each director and executive officer is a citizen of the United States. The business address for each director and executive officer is 1929 Allen Parkway, Houston, Texas 77019.

         NAME AND TITLE WITH             PRINCIPAL OCCUPATION
         INVESTMENT CAPITAL CORPORATION  AND EMPLOYER

         Todd A. Matherne                Vice President Investor
         President and Director          Relations
                                         Service Corporation Interna-
                                         tional

         Rosanne Caton                   Director/Corporation Finance
         Vice President                  SCI Management Corporation

         Suzanne D. Mailes               Legal Assistant
         Secretary                       SCI Management Corporation

         Judith M. Marshall              Legal Assistant
         Assistant Secretary             SCI Management Corporation

         John H. Lohman, Jr.             Director/Taxation
         Treasurer                       SCI Management Corporation

         George R. Champagne             Senior Vice President/
         Director                        Chief Financial Officer
                                         Service Corporation Interna-
                                         tional

         Wesley T. McRae                 Managing Director/
         Director                        Financial Reporting
                                         SCI Management Corporation












                               Page 11 of 11 Pages